Filed by RF Micro Devices, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: TriQuint Semiconductor, Inc.
Commission File No.: 000-22660
Date: October 8, 2014

Qorvo Investor Day Presentation
Tuesday, November 18, 2014, 8:00 am – 11:30 am, in New York City

Dear institutional investors and financial analysts,

RF Micro Devices, Inc. (NASDAQ: RFMD) and TriQuint Semiconductor, Inc. (NASDAQ: TQNT) are combining to create Qorvo – a new leader in RF solutions1.

As we work toward a successful “Day One” launch, RFMD and TriQuint are pleased to invite you to Qorvo’s First Annual Investor Day, to be held Tuesday, November 18, 2014, in New York City.

The following executives will be available to discuss the proposed merger and present our efforts in support of a successful Day One launch:

From RFMD—Bob Bruggeworth, Eric Creviston and Dean Priddy
From TriQuint—Steve Buhaly and James Klein

Reservations required / Detailed program to follow

Please register via email at Qorvo2014InvestorDay@mww.com before November 11, 2014. For additional information, please contact Joe Calabrese at jcalabrese@mww.com or (212) 827-3772. Space is limited; to attend in person you must be an institutional investor or financial analyst.

We look forward to seeing you there.

Sincerely,

Doug DeLieto

1Shareholders of TriQuint and RFMD voted to approve the merger on September 5, 2014, and the transaction is expected to close in the second half of 2014, following other required regulatory approvals and satisfaction of customary closing conditions. Qorvo is expected to be traded on the NASDAQ Global Stock Market under the ticker symbol "QRVO" following closing of the merger.

For informational purposes only - does not constitute an offer to sell or a solicitation of an offer to buy RFMD, TQNT or QRVO securities.

Forward-Looking Statements
This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation
This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed Business Combination, Qorvo, Inc., a newly-formed holding company under RFMD (“Qorvo”), has filed with the SEC a Form S-4 (the “Registration Statement”), which was declared effective on July 30, 2014 and which includes a registration statement and a prospectus with respect to Qorvo’s shares to be issued in the Business Combination. The Registration Statement contains important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY. The Registration Statement and other relevant materials and any other documents filed by Qorvo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.